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BALDWIN & LYONS, INC.                                         G. PATRICK CORYDON
                                                  SENIOR VICE PRESIDENT / C.F.O.
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1099 North Meridian Street                                     Fax: 317-715-9610
Indianapolis, IN 46204                       E-mail: corydon@baldwinandlyons.com
(317) 636-9800



November 15, 2006

Dana Hartz
Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

            RE: Form 10-K for the fiscal year ended December 31, 2005
                               File No. 000-05534

Dear Ms. Hartz :

We are in receipt of Mr. Rosenberg's letter dated November 15, 2006 regarding certain disclosures in our above referenced Form 10-K.

In consideration of the impending holidays and the fact that item 4 of the letter will require us to create a sensitivity analysis which currently does not exist, we respectfully request an extension of your response deadline until December 17, 2006.

Regards,

/s/ G. Patrick Corydon
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